

Mail Stop 3030

April 22, 2009

VIA U.S. MAIL AND FAX (562) 906-8459

Mr. David Duquette
Chief Financial Officer
New Century Companies, Inc.
9835 Romandel Ave.
Santa Fe Springs, California 90670

>   **Re: New Century Companies, Inc.**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed May 15, 2008**
>   **File No. 000-09459**

Dear Mr. Duquette:

We have reviewed your response dated April 6, 2009 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Note 9. Loss Per Share, page F-36

1.   Please refer to prior comment 1. We have the following additional comments regarding
        your dividends on your preferred stock Series C and D:

        •   We note from your response that you do not formally declare dividends, but instead
            accrue them every six months in June and December. Since the preferred shares are
            mandatory and cumulative, please explain by law if you are required to declare
            dividends.
        •   Further, given that you do not intend to ever pay the dividends please discuss why
            recording a liability is appropriate.
        •   Please provide us with a copy of the preferred stock agreements for both the Series C
            and Series D preferred shares.
        •   Please confirm with the appropriate individual whether any of the holders of preferred
            shares are also holders of any common shares, even if they hold a small amount of
            common shares.
        •   We note from your response that there are "no provisions" to convert unpaid
            dividends to common stock. Please also confirm whether any unpaid dividends were
            ever converted to common shares, even though there are no provisions in the contract
            to convert.
        •   We understand from your response that it is "your opinion" that there is no preference
            in liquidation for the unpaid dividends. Please tell us what the preferred stock
            agreements states with regards to unpaid dividends and whether you have consulted
            legal counsel to make your conclusion.
        •   We understand from your response that you do not have a written legal opinion
            "available" for the disposition of the dividends over four years old. Please clarify
            what is meant by "available," specifically if there ever was a written legal opinion.
        •   We note you are relying upon California's "statue of limitations" for your accounting
            for the disposition of preferred dividends over four years old. Please provide further
            analysis and authority to why you believe the statue of limitation applies to the
            preferred stock agreement. Provide any documentation you obtained from counsel in
            order to support your analysis.

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendments responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Julie Sherman
Reviewing Accountant